Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

June 30, 2010

(Restated January 20, 2011)

The unaudited interim financial statements have not been reviewed by the Company’s auditors.

The accompanying notes are an integral part of these consolidated financial statements

Dejour Enterprises Ltd.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30,	December 31,
	2010	2009
	Restated
	(note 4)

ASSETS
Current
Cash and cash equivalents	$3,019,692	$2,732,696
Accounts receivable	1,367,589	724,773
Prepaids and deposits	514,293	555,672
Unrealized financial instrument gain	27,385	-
	4,928,959	4,013,141
Equipment (Note 5)	101,705	114,747
Uranium properties (Note 6 (a))	533,085	533,085
Oil and gas properties (Note 6 (b))	41,950,023	41,224,903
	$47,513,772	$45,885,876

LIABILITIES
Current
Bank line of credit and bridge loan (Note 7)	$3,500,000	$850,000
Accounts payable and accrued liabilities	3,674,219	2,653,483
Unrealized financial instrument loss	-	99,894
Loans from related parties (Note 8)	2,401,735	-
	9,575,954	3,603,377
Loans from related parties (Note 8)	-	2,345,401
Deferred leasehold inducement	35,810	39,913
Asset retirement obligations (Note 9)	276,884	208,516
	9,888,648	6,197,207

SHAREHOLDERS' EQUITY
Share capital (Note 10)	72,875,520	72,559,504
Contributed surplus (Note 12)	6,929,628	6,614,805
Deficit	(42,207,409)	(39,385,746)
Accumulated other comprehensive income (loss)	27,385	(99,894)
	37,625,124	39,688,669
	$47,513,772	$45,885,876

Commitments (Notes 7, 8, 9 and 15)
Subsequent Event (Note 19)

Approved on behalf of the Board:

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND DEFICIT
(Expressed in Canadian Dollars)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
	2010	2009	2010	2009
	Restated		Restated
	(note 4)		(note 4)

REVENUES
Oil and natural gas revenue	$2,675,555	$1,682,195	$4,023,018	$4,094,621
Realized financial instrument gain	92,846	-	50,439	289,561
	2,768,401	1,682,195	4,073,457	4,384,182

EXPENSES
Royalties	550,987	(22,519)	771,936	503,837
Operating and transportation	659,852	875,449	1,502,431	1,873,567
Amortization, depletion and accretion	1,350,854	1,264,473	2,499,696	3,974,721
Interest expense and finance fee	275,276	305,612	527,722	506,351
General and administrative	769,275	851,511	1,756,191	1,789,158
Stock based compensation (Note 11)	150,467	106,792	314,823	316,751
	3,756,711	3,381,318	7,372,799	8,964,385

LOSS BEFORE THE FOLLOWING AND INCOME TAXES	(988,310)	(1,699,123)	(3,299,342)	(4,580,203)
Interest and other income	7,846	105,329	16,565	363,442
Gain (loss) on disposition of investment	-	36,608	-	(274,188)
Equity loss from Titan	-	-	-	(142,196)
Foreign exchange gain (loss)	12,775	477,211	(2,886)	325,001

LOSS BEFORE INCOME TAXES	(967,689)	(1,079,975)	(3,285,663)	(4,308,144)

FUTURE INCOME TAXES RECOVERY		299,103	464,000	1,078,214

NET LOSS FOR THE PERIOD	(967,689)	(780,872)	(2,821,663)	(3,229,930)

DEFICIT, BEGINNING OF THE PERIOD	(41,239,720)	(29,027,886)	(39,385,746)	(26,578,828)

DEFICIT, END OF THE PERIOD	$(42,207,409)	$(29,808,758)	$(42,207,409)	$(29,808,758)

NET LOSS PER SHARE - BASIC AND DILUTED	$(0.01)	$(0.01)	$(0.03)	$(0.04)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC AND DILUTED	98,698,372	74,343,228	98,220,180	74,034,042

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND ACCUMULATED OTHER
COMPREHENSIVE INCOME
(Expressed in Canadian Dollars)

	Three Months	Three M onths	S ix Months	Six M onths
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
	2010	2009	2010	2009
	Restated		Restated
	(note 4)		(note 4)

NET LOSS FOR THE PERIOD	$(967,689)	$(780,872)	$(2,821,663)	$(3,229,930)
Unrealized financial instrument gain	27,385	-	27,385	-

COMPREHENSIVE LOSS FOR THE PERIOD	$(940,304)	$(780,872)	$(2,794,278)	$(3,229,930)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS ), BEGINNING OF THE PERIOD	$-	$-	$(99,894)	$107,768
Unrealized gain arising during the period	27,385	-	27,385	-
Realized (gain) loss during the period	-	-	99,894	(107,768)

ACCUMULATED OTHER COMPREHENSIVE INCOME, END OF THE PERIOD	$27,385	$-	$27,385	$-

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)

	Three Months	Three Months	S ix Months	Six Months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
	2010	2009	2010	2009
	Restated		Restated
	(note 4)		(note 4)

CAS H FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the period	$(967,689)	$(780,872)	$(2,821,663)	$(3,229,930)
Adjustment for items not affecting cash:
Amortization, depletion and accretion	1,350,854	1,264,473	2,499,696	3,974,721
Equity (income) loss from Titan	-	-	-	142,196
Non-cash stock based compensation	150,467	106,792	314,823	316,751
Non-cash finance fees	28,167	-	56,334	-
Unrealized foreign exchange gain	-	(497,574)	-	(333,900)
Future income taxes recovery	-	(299,103)	(464,000)	(1,078,214)
(Gain) loss on disposal of investment	-	(36,608)	-	274,188
Amortization of deferred leasehold inducement	(2,051)	-	(4,103)	-

Changes in non-cash working capital balances	(7,285)	(905,405)	419,299	(1,109,621)
	552,463	(1,148,297)	386	(1,043,809)

CASH FLOWS FROM (USED IN) INVES TING ACTIVITIES
Purchase of equipment	(1,729)	(335)	(1,969)	(4,934)
Proceeds on disposal of investment	-	117,858	-	2,305,491
Proceeds from sales of oil and gas properties	-	4,282,497	-	4,282,497
Resource properties expenditures	(883,231)	(300,836)	(3,141,437)	(795,327)
	(884,960)	4,099,184	(3,143,406)	5,787,727

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Bank line of credit and bridge loan	2,000,000	(3,512,343)	2,650,000	(3,699,793)
Loans from related parties	-	(59,358)	-	(750,000)
Shares issued for cash	15,740	-	780,016	20,248
	2,015,740	(3,571,701)	3,430,016	(4,429,545)

INCREASE (DECREAS E) IN CASH AND CASH EQUIVALENTS	1,683,243	(620,814)	286,996	314,373

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	1,336,449	1,679,412	2,732,696	744,225

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$3,019,692	$1,058,598	$3,019,692	$1,058,598

Supplemental Cash Flow Information – Note 13

The accompanying notes are an integral part of these consolidated financial statements

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Dejour Enterprises Ltd. (the “Company”) is a public company trading on the New York Stock Exchange AMEX (“NYSE-AMEX”) and the Toronto Stock Exchange (“TSX”), under the symbol “DEJ.”  The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America.

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by the Canadian GAAP in the preparation of annual financial statements.  The accounting policies used in the interim financial statements are the same as those described in the audited December 31, 2009 consolidated financial statements and the notes thereto. The interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2009.  All dollar amounts are stated in Canadian dollars, the Company’s reporting currency, unless otherwise indicated.  Certain of the comparative figures have been reclassified to conform to the current period’s presentation, if necessary.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in B.C.  All intercompany transactions are eliminated upon consolidation.

NOTE 2 – RECENTLY ADOPTED ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS

(a)	Recently Adopted Accounting Policies

On January 1, 2010, the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook sections:

•
Business Combinations, Section 1582, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of future business combinations entered into after January 1, 2010.

•
Consolidated Financial Statements, Section 1601, which, together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard had no impact on the Company’s consolidated financial statements.

•
"Non-controlling Interests", Section 1602, which establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard has had no impact on the Company’s consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements

NOTE 2 – RECENTLY ADOPTED ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS (continued)

(b)	Future Accounting Pronouncements

The following accounting pronouncements are applicable to future reporting periods.  The Company is currently evaluating the effects of adopting these standards:

(i)
In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”) by the end of 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

The Company is currently evaluating the impact of adopting IFRS on its consolidated financial statements.  The Company is in the first phase of its transition program, which includes scoping to identify the significant accounting policy differences and their related areas of impact in terms of systems, procedures and financial statement presentation.  The Company also is in the assessment phase of the design and work plan to calculate the differences between IFRS and Canadian GAAP, and the impact on its financial statements, disclosures and operations.  The Company will address the design, planning, solution development and implementation of the conversion in 2010.

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments having maturity dates of three months or less from the date of acquisition that are readily convertible to cash.

(b)	Marketable Securities

Marketable securities are designated as available-for-sale and are measured and carried at fair market value.  Market value is based on the closing price at the balance sheet date or the closing price on the last day the security traded if there were no trades at the balance sheet date.  Changes in fair market value are recognized in comprehensive income.

(c)	Resource Properties

Mineral properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

The accompanying notes are an integral part of these consolidated financial statements

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

The costs include the cash or other consideration and the assigned value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  For properties held jointly with other parties the Company only records its proportionate share of acquisition and exploration costs.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing. To date the Company has not recorded any asset retirement obligations for its mineral properties as no amounts are presently determinable.

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect recoverable value.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Management evaluates each mineral interest on a reporting period basis or as events and changes in circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or charged to operations. Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

The Company does not have any producing mineral properties and all of its efforts to date have been exploratory in nature.

Oil and gas properties

The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of, exploration for and development of petroleum and natural gas interests are capitalized.  Such costs include land and lease acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, interest costs, costs of drilling and equipping productive and non-productive wells, and direct exploration consulting fees. Proceeds from the disposal of oil and gas interests are recorded as a reduction of the related expenditures without recognition of a gain or loss unless the disposal would result in a change of 20 percent or more in the depletion rate.

Depletion and depreciation of the capitalized costs are computed using the unit-of-production method based on the estimated proven reserves of oil and gas determined by independent consultants.  Costs of significant unproved properties, net of impairment, and estimated salvage values are excluded from the depletion and depreciation calculation.

Estimated future removal and site restoration costs are provided over the life of proven reserves on a unit-of-production basis. Costs, which include the cost of production, equipment removal and environmental clean-up, are estimated each period by management based on current regulations, costs, technologies and industry standards.   The charge is included in the provision for depletion and depreciation and the actual restoration expenditures are charged to the accumulated provision accounts as incurred.

The Company evaluates its oil and gas assets on an annual basis using a ceiling test to determine that the costs are recoverable and do not exceed the fair value of the properties.  The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves plus unproved properties exceed the carrying value of the oil and gas assets.  If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected form the production of proved and probable reserves plus unproved properties that contain no probable reserves.  The cash flows are estimated using the future product prices and costs and are discounted using a risk-free rate.

The accompanying notes are an integral part of these consolidated financial statements

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Equipment

Equipment is recorded at cost with amortization being provided using the declining balance basis at the following rates:

Office furniture and equipment	20%
Computer equipment	45%
Software	100%
Leasehold improvements	term of lease

The carrying values of all categories of equipment are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups through use or future disposition. One-half of the annual rates are used in the year of the acquisition.

(e)	Investments

The Company accounts for its investments in other companies over which it has significant influence using the equity basis of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize the Company’s share of earnings or losses of the investee company and reduced by dividends received. Carrying values of equity investments are reduced to estimated market values if there is other than a temporary decline in the value of the investment.

(f)	Earnings (Loss) per Share

The Company uses the treasury stock method for the computation and disclosure of earnings (loss) per share.  The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments which assume that proceeds received from in-the-money warrants and stock options are used to repurchase common shares at the prevailing market rate.

Basic earnings (loss) per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective periods.  Diluted loss per share figure is equal to that of basic loss per share since the effects of options and warrants have been excluded as they are anti-dilutive.

(g)	Joint Operations

Exploration, development, and production activities may be conducted jointly with others and accordingly, the Company only reflects its proportionate interest in such activities.

(h)	Foreign Currency Translation

The financial statements are presented in Canadian dollars.  Foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date.  Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date.  Revenue and expenses are translated at average rates of exchange during the year.  Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

The Company's US subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at the average exchange rate for the period.  Translation gains and losses are reflected in income (loss) for the year.

The accompanying notes are an integral part of these consolidated financial statements

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.  The significant areas requiring management’s estimates relate to the recoverability of the carrying value of the Company’s resource properties, the amounts recorded for depletion and depreciation of oil and natural gas property, properties and equipment, the provision for asset retirement obligations, future income tax effects and the determination of fair value of stock-based compensation.  The cost recovery ceiling test is based on estimates of proved reserves, production rates, oil and natural gas prices, futures cost, and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(j)	Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument to another entity.  Upon initial recognition all financial instruments, including derivatives, are recognized on the balance sheet at fair value.  Subsequent measurement is then based on the financial instruments being classified into one of five categories: held for trading, held to maturity, loans and receivables, available for sale and other liabilities.

The Company’s financial instruments consist of cash and cash equivalents, derivatives, accounts receivable, bank line of credit and bridge loan, accounts payable, and loans from related parties.  Management has determined that the fair value of these financial instruments approximates their carrying values.

On adopting these standards, the Company designated its cash and cash equivalents and bank line of credit and bridge loan as held-for-trading, which are measured at fair value.  Marketable securities are designated as available for sale which are measured at fair value.  Receivables are classified under loans and receivables, which are measured at amortized cost. Accounts payable and loans from related parties are classified as other financial liabilities, which are measured at amortized cost.

The accompanying notes are an integral part of these consolidated financial statements

The Company enters into derivative financial instruments to manage its exposure to volatility in commodity prices.  These instruments are not used for trading or other speculative purposes.  For derivative instruments that do qualify as effective accounting hedges, policies and procedures are in place to ensure that documentary and approvals requirements are met. The documentation specifically ties the derivative financial instruments to their use, and in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated.  The Company also identifies all relationships between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking hedge transactions. This would include linking the particular derivative to specific assets and liabilities or to specific firm commitments or forecasted transactions. Where specific hedges are executed, the Company assesses, both at the inception of the hedge and on an ongoing basis, whether the derivative used in the particular hedging transaction is effective in offsetting changes in fair value or cash flows of the hedged item.

Cash flow hedges:  The effective portion of changes in the fair value of financial instruments designated as a cash flow hedge is recognized in other comprehensive income, net of tax, with any ineffective portion being recognized in net income.  Gains and losses are recovered from other comprehensive income and recognized in net income in the same period as the hedged item.

Fair value hedges:  Both the financial instrument designated as the hedging item, and the underlying hedged asset or liability are measured at fair value.  Changes in the fair value of both the hedging and hedged item are reflected in net income.

The accompanying notes are an integral part of these consolidated financial statements

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.  Derivative instruments that qualify as hedges, or have been designated as hedges, are recorded at fair value on inception.  At the end of each reporting period, the change in the fair value of the hedging derivative is recognized in other comprehensive income.  When hedge accounting is discontinued or when the hedged item is sold or early terminated, the amounts previously recognized in accumulated other comprehensive income are reclassified to net income.

Net smelter royalties and related rights to earn or relinquish interests in mineral properties constitute derivative instruments.  No value or discounts have been assigned to such instruments as there is no reliable basis to determine fair value until properties are in development or production and reserves have been determined.

(i)	Future Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values (temporary differences).  Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled.  The effect on futures income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized.

(j)	Revenue Recognition

Revenues from the sale of oil and natural gas are recorded when title passes to an external party and collectability is reasonably assured.

(k)	Stock-Based Compensation

The Company follows the recommendations of the CICA Handbook in accounting for stock-based compensation. The Company adopted the fair value method for all stock-based compensation. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period for officers, directors and employees and over the service life for consultants.  The fair value of options and other stock based awards issued or altered in the period, are determined using the Black-Scholes option pricing model.

(l)	Asset Retirement Obligations

The Company reviews and recognizes legal obligations associated with the retirement of tangible long-lived assets, including rights to explore or exploit natural resources.  When such obligations are identified and measurable, the estimated fair values of the obligations are recognized on a systematic basis over the remaining period until the obligations are expected to be settled.  On recognition of the liability, there is a corresponding increase in the carrying amount of the related assets known as the asset retirement cost, which is depleted on a unit-of-production basis over the life of the assets.  The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings, and for revisions to the estimated future cash flows.  Actual costs incurred upon settlement of the obligations are charged against the liability.

The accompanying notes are an integral part of these consolidated financial statements

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Flow-Through Shares

The Company provides certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration expenditures.  The Company renounces the qualifying expenditures and accordingly is not entitled to the related taxable income deductions from such expenditures.

The Company has adopted the recommendation by the Emerging Issues Committee of the CICA relating to the recording of flow-through shares.  EIC 146 stipulates that future income tax liabilities resulting from the renunciation of qualified resource expenditures by the Company from the issuance of flow-through shares are recorded as a reduction of share capital.  Any corresponding realization of future income tax benefits resulting in the utilization of prior year losses available to the Company not previously recorded, whereby the Company did not previously meet the criteria for recognition, are reflected as part of the Company’s operating results in the period the expenses are renounced to the share subscribers and applicable tax filing have been made with the Canada Revenue Agency.

(n)	Impairment of Long-lived Assets

CICA Handbook, Section 3063, Impairment of Long-lived Assets provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. The determination of when to recognize an impairment loss for a long-lived asset to be held and used is made when its carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. When impairment is indicated other than a temporary decline, the amount of the impairment loss is determined as the excess of the carrying value of the amount over its fair value based on estimated discounted cash flows from use or disposition.

(o)	Comprehensive Income

The Company follows CICA Handbook, Section 1530, Comprehensive Income.  Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources.  Section 1530 establishes standards for reporting and presenting certain gains and losses not normally included in net income or loss, such as unrealized gains and losses related to available for sale securities, and gains and losses resulting from the translation of self-sustaining foreign operations, and gains and losses resulting from changes in fair value of effective cash flow hedges, in a statement of comprehensive income.

The accompanying notes are an integral part of these consolidated financial statements

NOTE 4 – PRIOR INTERIM PERIOD ADJUSTMENTS

Subsequent to the period, it was determined that the previously issued interim consolidated financial statements for the three and six months ended June 30, 2010 required correction for the following errors:

(a)         The June 30, 2010 interim consolidated financial statements recognized amortization, depletion and accretion for the three months ended June 30, 2010 of  $726,854 ( March 31, 2010 - $745,842) that should have been recognized on June 30, 2010 as $1,350,854 (March 31, 2010 - $1,148,842).  The June 30, 2010 interim consolidated financial statements recognized amortization, depletion and accretion for the six months ended June 30, 2010 of $1,472,696 that should have been recognized as $2,499,696. Accordingly, the interim consolidated financial statements for the six months ended June 30, 2010 include an adjustment to increase the cumulative amortization, depletion and accretion by $1,027,000 and decrease oil and gas properties by $1,027,000 with a corresponding increase in the net loss and deficit at the end of the period.

(b)         In January 2010, the Company renounced with taxation authorities flow through expenditures of $1,626,199. The March 31, 2010 interim consolidated financial statements did not recognize the change in future income taxes arising on the renouncement.  Accordingly, the interim consolidated financial statements for the six months ended June 30, 2010 include an adjustment to decrease share capital by $464,000 (March 31, 2010 - $464,000) and increase future income tax recovery by $464,000 (March 31, 2010 - $464,000) with a corresponding decrease in net loss for the period and deficit at the end of the period.

The cumulative effect of these adjustments is summarized below as at and for the three months ended March 31, 2010:

	As Previously Reported $	Adjustment $	As Restated $
Oil and gas properties (a)	42,748,109	(403,000)	42,345,109
Share capital (b)	73,323,780	(464,000)	72,859,780
Amortization, depletion and accretion (a)	745,842	403,000	1,148,842
Future incomes tax recovery (b)	-	464,000	464,000
Net loss for the period (a)(b)	1,914,974	(61,000)	1,853,974
Deficit – beginning of the period (a)(b)	39,385,746	-	39,385,746
Deficit – end of period	41,300,720	(61,000)	41,239,720

The cumulative effect of these adjustments is summarized below for the three months ended June 30, 2010:

	As Previously Reported $	Adjustment $	As Restated $
Amortization, depletion and accretion (a)	726,854	624,000	1,350,854
Net loss for the period (a)(b)	343,689	624,000	967,689

The accompanying notes are an integral part of these consolidated financial statements

The cumulative effect of these adjustments is summarized below as at and for the six months ended June 30, 2010:

	As Previously Reported $	Adjustment $	As Restated $
Oil and gas properties (a)	42,977,023	(1,027,000)	41,950,023
Share capital (b)	73,339,520	(464,000)	72,875,520
Amortization, depletion and accretion (a)	1,472,696	1,027,000	2,499,696
Future income taxes recovery (b)	-	464,000	464,000
Net loss for the period (a)(b)	2,258,663	563,000	2,821,663
Deficit – beginning of the period (a)(b)	39,385,746	-	39,385,746
Deficit – end of period	41,644,409	563,000	42,207,409

NOTE 5 – EQUIPMENT

	June 30, 2010			December 31, 2009
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
Furniture, fixtures and equipment	$136,043	$77,852	$58,191	$135,804	$71,350	$64,454
Computer equipment	86,749	70,239	16,510	85,020	66,033	18,987
Software	19,802	18,744	1,058	19,802	17,686	2,116
Leasehold improvements	32,433	6,487	25,946	32,433	3,243	29,190
	$275,027	$173,322	$101,705	$273,059	$158,312	$114,747

The accompanying notes are an integral part of these consolidated financial statements

NOTE 6 – RESOURCE PROPERTIES

(a)	Uranium Properties

In 2005 and 2006, the Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced exploration on certain properties. In December 2006, the Company sold a 90% interest in these properties to Titan Uranium Inc. and realized a gain on disposition of $30,177,082. The carrying value of the remaining 10% carried interest and 1% net smelter return was $533,085 as at June 30, 2010 and December 31, 2009.

(b)	Oil and Gas Properties

A continuity summary of capitalized acquisition costs and exploration expenditures in the Company’s oil and gas properties for the six months ended June 30, 2010 and year ended December 31, 2009 are as follows:

		Acquisition Costs	Exploration & Development	Impairment
	Balance Dec. 31, 2008	(Dispositions), Net	(Dispositions), Net	and write-down	Depletion and Other	Balance Dec. 31, 2009

US Oil and Gas Properties:

Colorado / Utah Projects	$29,325,724	$193,892	$332,763	$(1,403,929)	$-	$28,448,450
Others	167,674	-	-	-	-	167,674
	29,493,398	193,892	332,763	(1,403,929)	-	28,616,124

Canadian Oil and Gas Properties:
Carson Creek	1,787,878	(265)	(1,787,613)		-	-
Drake/Woodrush	19,015,381	(269,491)	(2,239,573)		-	16,506,317
Montney (Buick Creek)	977,050	(80,660)	19,392		-	915,782
Saddle Hills	987,137	1,077	39,778		-	1,027,992
Others	7,957,349	762,790	(837,397)	-	-	7,882,742

Asset retirement obligations	404,311	-	-	-	(154,160)	250,151
Property depletion	(3,635,777)	-	-	-	(6,382,574)	(10,018,351)
Impairment	-	-	-	(3,955,854)	-	(3,955,854)
	27,493,329	413,451	(4,805,413)	(3,955,854)	(6,536,734)	12,608,779
	$56,986,727	$607,343	$(4,472,650)	$(5,359,783)	$(6,536,734)	$41,224,903

The accompanying notes are an integral part of these consolidated financial statements

NOTE 6 – RESOURCE PROPERTIES (continued)

US Oil and Gas Properties:

Colorado / Utah Projects	$28,448,450	$150,974	$237,658	$-	$-	$28,837,082
Others	167,674	-	-	-	-	167,674
	28,616,124	150,974	237,658	-	-	29,004,756

Canadian Oil and Gas Properties:
Drake/Woodrush	16,506,317	7,777	2,815,531	-	-	19,329,625
Montney (Buick Creek)	915,782	2,665	20,415	-	-	938,862
Saddle Hills	1,027,992	403	781	-	-	1,029,176
Others	7,882,742	7,398	(102,164)	-	-	7,787,976

Asset retirement obligations	250,151	-	-	-	60,112	310,263
Property depletion	(10,018,351)	-	-	-	(2,476,430)	(12,494,781)
Impairment	(3,955,854)	-	-	-	-	(3,955,854)
	12,608,779	18,243	2,734,563	-	(2,416,318)	12,945,267
	$41,224,903	$169,217	$2,972,221	$-	$(2,416,318)	$41,950,023

NOTE 7 – BANK LINE OF CREDIT AND BRIDGE LOAN

In August 2008, DEAL secured a revolving operating loan facility with a Canadian Bank for up to $7,000,000, subject to certain production targets.  This facility, secured by DEAL’s oil and gas assets in Canada, was at an interest rate of Canadian prime plus 1%.  In accordance with the terms of the facility, DEAL is required to maintain an adjusted working capital ratio of not less than 1.10:1.  The adjusted working capital ratio is defined as the ratio of (i) current assets plus any undrawn availability under the facility, to (ii) current liabilities less any amount drawn under the facility.

In 2009, the terms of the bank line of credit were amended. The facility was reduced from $7,000,000 to $1,780,000 and the interest rate was adjusted to Canadian prime plus 2%. As at December 31, 2009, DEAL was in compliance with the working capital ratio requirement and $850,000 of this facility was utilized. In January 2010, the terms of the bank line of credit were further amended. The facility was reduced from $1,780,000 to $1,000,000. On March 22, 2010, the bank line of credit was paid off in full.

On March 22, 2010, the Company negotiated a credit facility for a bridge loan of up to $5,000,000. This facility is secured by DEAL’s oil and gas assets in Canada. The first $2,000,000 of the facility was available and the Company utilized $1,500,000 to refinance the Company’s existing bank facility and fund working capital. In June 2010, the Company received lender’s approval for the availability of an additional $1,500,000 of the facility. The availability of the remainder of the facility ($1,500,000) is still subject to the lender’s approval. The Company drew additional $2,000,000 to support the development of DEAL’s oil and gas properties in the Woodrush/Drake area. The facility carries interest rate at 12% per annum, subject to a 1% fee on any amount drawn and a 2% fee on repayment. The Company paid a $50,000 commitment fee. As at June 30, 2010, a total of $3,500,000 of this facility was utilized. The bridge loan is due on September 22, 2010 and can be extended for a period of maximum 3 months. The extension will be subject to a 1% extension fee per month on the outstanding loan balance at the beginning of each month.

The accompanying notes are an integral part of these consolidated financial statements

NOTE 8 – LOANS FROM RELATED PARTIES

(a)	Loan from Hodgkinson Equity Corporation (“HEC”)

HEC loan to DEAL

On May 15, 2008, DEAL issued a promissory note for up to $2,000,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by the assets, equipment, fixtures, inventory and accounts receivable of DEAL, bears interest at the Royal Bank of Canada Prime Rate per annum, and has a loan fee of 1% of the outstanding amount per month. The principal, interest and loan fee were payable on demand after August 15, 2008. Upon securing the bank line of credit in August 2008 (refer to note 7), HEC signed a subordination and postponement agreement which restricted the principal repayment of the promissory note subject to the bank’s prior approval and DEAL meeting certain loan covenants. As at June 22, 2009, the Company assumed from DEAL the remaining outstanding balance of $1,800,000.

HEC loan to the Company

On August 11, 2008, the Company borrowed $600,000 from HEC.  The loan was secured by all assets of the Company, repayable on demand, bore interest at the Canadian prime rate per annum, and had a loan fee of 1% of the outstanding amount per month.  On March 19, 2009, a repayment of $600,000 was made and as at December 31, 2009, no balance remained outstanding.

On September 12, 2008, as consideration for HEC agreeing to postpone the $2,000,000 promissory note and providing the additional loan of $600,000, HEC was granted an option to become a working interest partner with DEAL.  Upon electing to become a working interest partner, HEC must pay DEAL an amount equal to 10% of the actual price paid for the acquisition of the Montney (Buick Creek) property in northeastern British Columbia.  HEC is also required to pay its pro-rata share of the operating costs. On February 26, 2009, HEC exercised its option and elected to become a 10% working interest partner in DEAL’s Montney (Buick Creek) property.  The option price was $90,642.

On June 22, 2009, as amended on September 30, 2009 and December 31, 2009, the Company entered into an agreement with HEC in regard to the outstanding debt of $1,800,000 assumed from DEAL by the Company.  Pursuant to the agreements, $450,000 of the debt was converted into 1,363,636 units consisting of 1,363,636 common shares and 681,818 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years.  The fair value of the units was estimated to be $450,000. The remaining $1,350,000 was converted into a 12% note due on January 1, 2011 and the Company was required to pay 3% fee on the outstanding balance of the loan as at December 31, 2009.  As a result of the sale of 5% working interest in the Drake/Woodrush area to HEC in December 2009 (effective June 1, 2009), both parties agreed to reduce the loan balance by the purchase price of $911,722 including taxes and adjustments. In addition, the loan balance was further reduced by a payment of $50,351.  As at June 30, 2010 and December 31, 2009, a balance of $387,927 remained outstanding.

The accompanying notes are an integral part of these consolidated financial statements

NOTE 8 – LOANS FROM RELATED PARTIES (continued)

(b)	Loan from Brownstone Ventures Inc. (“Brownstone”)

On June 18, 2008, a promissory note with a face value of $4,078,800 (US $4,000,000) was issued to Brownstone. Brownstone owns more than 10% of outstanding common shares of the Company and one of Brownstone’s directors also serves on the board of directors of the Company. The promissory note was secured by a general security agreement issued by the Company in favour of Brownstone, and bore interest at 5% per annum.   The principal and interest were repayable by the earlier of the completion of an equity and/or debt financing, and July 1, 2009.  During the year ended December 31, 2008, a repayment of $222,948 (US$220,000) was made and at December 31, 2008 a balance of $4,604,040 (US$3,780,000) owed.

On June 22, 2009, as amended on September 30, 2009 and December 31, 2009, the Company entered into an agreement with Brownstone in regard to the outstanding debt of $4,604,040 (US$3,780,000). Pursuant to the agreement, $2,200,000 (US$2,000,000) of the debt was converted into 6,666,667 units consisting of 6,666,667 common shares and 3,333,333 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years.  The fair value of the units was estimated to be US$2,000,000.  The remaining $2,070,140 (US$1,780,000) of the debt was converted into a Canadian dollar denominated 12% note due on January 1, 2011.

On June 22, 2009, the Company also issued Brownstone 2,000,000 common share purchase warrants exercisable at $0.50 for a period of 2 years, with an option to force the exercise of the warrants if the Company’s common shares trade at a price of $0.80 or greater for 30 consecutive calendar days.  The fair value assigned to the warrants of $169,000 was estimated on the grant date using the Black-Scholes option pricing model using a volatility rate of 89.41% and risk-free interest rate of 1.23% for a term of 18 months. It has been recorded in contributed surplus and will be amortized as a finance fee over the life of the note.

12% promissory note	$2,070,140
Non-cash finance fee	(169,000)
Accumulated amortization of non-cash finance fees	56,334
Balance as at December 31, 2009	1,957,474
Accumulated amortization of non-cash finance fees	56,334
Balance as at June 30, 2010	$2,013,808

The accompanying notes are an integral part of these consolidated financial statements

NOTE 9 – ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated based on the Company’s net ownership interest in all wells and facilities, the estimated cost to abandon and reclaim the wells and facilities and the estimated timing of the cost to be incurred in future periods.  The Company estimated the total undiscounted amount of the cash flows required to settle the retirement obligations related to its oil and gas properties in Canada as at June 30, 2010 to be $576,137.  These obligations are expected to be settled by 2029.  A credit adjusted risk-free rate of 5% and an inflation rate of 2% was used to calculate the present value of the asset retirement obligations.

Balance at December 31, 2008	$363,109
Change in estimate	(154,160)
Accretion expense	12,863
Actual costs incurred	(13,296)

Balance at December 31, 2009	208,516
Change in estimate	60,112
Accretion expense	8,256

Balance at June 30, 2010	$276,884

NOTE 10 – SHARE CAPITAL

Authorized:	Unlimited common shares, no par value
Unlimited first preferred shares, issuable in series
Unlimited second preferred shares, issuable in series

	Common
	Shares	Value
Balance at December 31, 2008	73,651,882	$64,939,177

- For cash on exercise of stock options	631,856	273,223
- For settlement of debt (Note 8)	8,030,303	2,650,000
- For cash by private placements, net of share issuance costs	13,476,997	4,549,882
- Contributed surplus reallocated on exercise of stock options	-	147,222

Balance at December 31, 2009	95,791,038	72,559,504

- General share issuance costs	-	(130,157)
- For cash by private placement, net of share issuance costs	2,907,334	910,173
- Renounced flow through share expenditures	-	(464,000)

Balance at June 30, 2010	98,698,372	$72,875,520

During the six months ended June 30, 2010, the Company completed the following:

In March 2010, the Company completed a private placement and issued 2,907,334 flow-through units at $0.35 per unit. Each unit consists of 2,907,334 common shares and 1,453,667 share purchase warrants, exercisable at $0.45 per share on or before March 3, 2011. Gross proceeds raised were $1,017,567.  In connection with this private placement, the Company paid finders’ fees of $54,575 and other related costs of $52,819. The Company also issued 37,423 agent’s warrants, exercisable at $0.45 per share on or before March 3, 2011. The grant date fair values of the warrants and agent’s warrants, estimated to be $47,971 and $1,235 respectively, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

The accompanying notes are an integral part of these consolidated financial statements

In January 2010, the Company renounced $1,626,199 flow-through funds to investors, using the general rule. The flow-through funds had been fully spent by December 31, 2009. As a result of the renunciation, future income tax recovery of $464,000 was recognized against share capital.

During the year ended December 31, 2009:

In October 2009, the Company completed a private placement and issued 2,710,332 flow-through shares (“FTS”) at $0.60 per share. Gross proceeds raised were $1,626,199.  In connection with this private placement, the Company paid finders’ fees of $83,980 and other related costs of $73,427.

In December 2009, the Company completed a private placement and issued 10,766,665 units at US$0.30 per unit. Each unit consists of 10,766,665 common shares and 8,075,000 share purchase warrants, exercisable at US$0.40 per share on or before December 23, 2014. Gross proceeds raised were $3,425,060 (US$3,230,000). In connection with this private placement, the Company paid finders’ fees of $203,180 and other related costs of $140,790. The Company also issued 645,999 agent’s warrants, exercisable at US$0.46 per share on or before November 3, 2014. The grant date fair values of the warrants and agent’s warrants, estimated to be $888,250 and $71,060 respectively, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

NOTE 11 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

During the six months ended June 30, 2010, the Company granted 3,323,000 (2009 – 1,223,000) options to its officers, directors, consultants, employees and advisors. In addition, 100,000 (2009 – 2,659,750) options were cancelled or expired with a weighted average exercise price of $0.45 (2009 - $1.74).

As at June 30, 2010, there were 7,639,682 options outstanding with a weighted average exercise price of $0.41, of which 2,662,557 were vested. The vested options can be exercised for periods ending up to May 31, 2015 to purchase common shares of the Company at prices ranging from $0.35 to $0.55 per share.

The Company expenses the fair value of all stock options granted over their respective vesting periods for directors and employees and over the service life for consultants. The fair value of the options granted during the six months ended June 30, 2010 was determined to be $684,100 (2009 - $352,610). The Company determined the fair value of stock options granted using the Black-Scholes option pricing model using the following weighted average assumptions: Expected option life of 4.88 years (2009 – 4.02 years), risk-free interest rate of 2.41% (2009 – 1.55%) and expected volatility of 85.83% (2009 – 100.95%).

During the six months ended June 30, 2010, the Company recognized a total of $314,823 (2009 - $316,751) of stock based compensation relating to the vesting of options.

As at June 30, 2010, there were 4,977,125 unvested options included in the balance of the outstanding options. As of June 30, 2010, there was $1,212,986 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 4.06 years.  The following table summarizes information about stock option transactions:

The accompanying notes are an integral part of these consolidated financial statements

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2008	7,198,380	$1.22	2.94 years
Options granted	3,312,000	0.46
Options exercised	(631,856)	0.43
Options cancelled and expired	(5,461,842)	1.46

Balance, December 31, 2009	4,416,682	0.45	3.54 years
Options granted	3,323,000	0.35
Options exercised	-	-
Options cancelled and expired	(100,000)	0.45

Balance, June 30, 2010	7,639,682	$0.41	3.67 years

The accompanying notes are an integral part of these consolidated financial statements

NOTE 11 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

Details of stock options vested and exercisable as at June 30, 2010 are as follows:

Number of Options Outstanding and vested	Exercise Price	Weighted Average Remaining Contractual Life (Years)
1,592,375	$0.45	2.61
120,000	0.50	0.50
78,182	0.55	0.50
872,000	0.35	4.14

2,662,557	$0.42	2.96

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2008	2,104,129	$3.35	0.40 years
Warrants issued	14,736,150	0.47
Warrants expired	(2,104,129)	3.35

Balance, December 31, 2009	14,736,150	0.47	4.36 years
Warrants issued	1,491,090	0.45

Balance, June 30, 2010	16,227,240	$0.47	3.57 years

Details of warrants outstanding as at June 30, 2010 are as follows:

Number of Warrants Outstanding	Exercise Price		Weighted Average Remaining Contractual Life (Years)
2,000,000		$0.50	0.98
4,015,151		$0.55	3.98
8,075,000	US$	0.40	4.48
645,999	US$	0.46	4.35
1,491,090		$0.45	0.67

16,227,240

The accompanying notes are an integral part of these consolidated financial statements

NOTE 12 – CONTRIBUTED SURPLUS

Details of changes in the Company's contributed surplus balance are as follows:

Balance at December 31, 2008	$5,895,560
Stock compensation on vesting of options	697,467
Allocated to share capital on exercise of options	(147,222)
Value of warrants issued for settlement of debt	169,000

Balance at December 31, 2009	6,614,805
Stock compensation on vesting of options	314,823

Balance at June 30, 2010	$6,929,628

NOTE 13 – SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009

Changes in non-cash working capital balances:
Accounts receivable	$(485,290)	$533,786	$(642,816)	$54,929
Prepaids and deposits	140,822	(104,875)	41,379	(142,021)
Accounts payable and accrued liabilities	337,183	(1,496,316)	1,020,736	(1,184,529)
Deposits received	-	162,000	-	162,000
	$(7,285)	$(905,405)	$419,299	$(1,109,621)

Other cash flow information:
Cash paid for interest	$247,109	$184,829	$471,388	$384,837
Cash paid for income taxes	-	-	-	-
	$247,109	$184,829	$471,388	$384,837

Components of cash and cash equivalents
Cash	$3,019,692	$758,598	$3,019,692	$758,598
Guaranteed investment certificates	-	300,000	-	300,000
	$3,019,692	$1,058,598	$3,019,692	$1,058,598

The accompanying notes are an integral part of these consolidated financial statements

NOTE 14 – RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2010 and 2009, the Company entered into the following transactions with related parties:

(a)	The Company incurred a total of $246,678 (2009 - $234,160) in consulting and professional fees and a total of $Nil (2009 - $69,013) in rent expenses to companies controlled by officers of the Company.

(b)	The Company incurred a total of $137,099 (2009 - $247,626) in interest expense and finance fee to related parties.

(c)	The Company received total rental income of $15,000 (2009 - $15,000) from companies controlled by officers of the Company.

(d)	The Company received total consulting fee income of $Nil (2009 - $114,200) from a related party which owns more than 10% of the Company’s outstanding common shares.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

NOTE 15 – COMMITMENT

The Company has entered into lease agreements on office premises for its various locations.  Under the terms of the leases, the Company is required to make minimum annual payments.  Future minimum annual lease payments under the leases are as follows:

2010	$68,214
2011	73,051
2012	73,051
2013	73,051
2014	48,701
$336,068

The accompanying notes are an integral part of these consolidated financial statements

NOTE 16 – SEGMENTED DISCLOSURE

As at June 30, 2010 and December 31, 2009, the Company’s significant assets, losses and revenue by geographic location were as follows:

	June 30,	December 31,
	2010	2009
Canada
Revenue	$4,073,457	$6,785,995
Interest and other income	16,565	302,824
Future income tax recovery	464,000	1,133,140
Segmented loss	(2,382,618)	(10,969,741)
Assets:
Current Assets	4,692,776	3,646,770
Equipment, net	74,432	85,664
Uranium properties	533,085	533,085
Oil and gas properties, net	12,945,267	12,608,779
	18,245,560	16,874,298
U.S.A.
Revenue	-	-
Interest and other income	-	114,200
Segmented loss	(439,045)	(1,837,177)
Assets:
Current Assets	236,183	366,372
Equipment, net	27,273	29,083
Oil and gas properties, net	29,004,756	28,616,124
	29,268,212	29,011,578
Total assets	$47,513,772	$45,885,876

NOTE 17 – LITIGATION

The Company was involved in a termination claim and litigation from a former officer and director.  In February 2010, both parties agreed to settle the claim and the Company made a settlement payment of $100,000 to the former director and officer.

The accompanying notes are an integral part of these consolidated financial statements

NOTE 18 – FINANCIAL INSTRUMENTS, RISK MANAGEMENT AND CAPITAL MANAGEMENT STRATEGY

The Company is engaged primarily in mineral and oil and gas exploration and production and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations.

The Company’s functional currency is the Canadian dollar. The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates.  The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company also has exposure to a number of risks from its use of financial instruments including: credit risk, liquidity risk, and market risk.  This note presents information about the Company’s exposure to each of these risks and the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Board has implemented and monitors compliance with risk management policies.  The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

(a)	Fair Value of Financial Instruments

CICA Handbook Section 3862 “Financial Instruments – Disclosures” requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of financial instruments carried on the balance sheet at fair value. The three levels are defined as follows:

1.	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets and liabilities in active markets.

2.
Level 2 – inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

3.	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value of cash and cash equivalents, accounts receivable, bridge loan, accounts payable and accrued liabilities, loans from related parties approximate their carrying value due to the relatively short periods to maturity of these instruments.

The following table presents the Company’s fair value hierarchy for those assets and liabilities measured at fair value as of June 30, 2010:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash and cash equivalents	3,019,692	-	-	3,019,692
Accounts receivable	-	-	1,367,589	1,367,589
Bridge loan	-	3,500,000	-	3,500,000
Accounts payable and accrued liabilities	-	-	3,674,219	3,674,219
Loans from related parties	-	-	2,401,735	2,401,735
	3,019,692	3,500,000	7,443,543	13,963,235

The accompanying notes are an integral part of these consolidated financial statements

NOTE 18 – FINANCIAL INSTRUMENTS, RISK MANAGEMENT AND CAPITAL MANAGEMENT STRATEGY (continued)

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending is related to its capital programs.  The Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary.  Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures.  To facilitate the capital expenditure program, the Company has a revolving reserve based credit facility (refer to Note 7).  The Company also attempts to match its payment cycle with collection of oil and natural gas revenues on the 25th of each month.

The following are the contractual maturities of financial liabilities due as at June 30, 2010:

Financial liability	< 1 year	1 – 2 years	2 -5 years	Thereafter
	$	$	$	$
Bridge loan	3,500,000	-	-	-
Accounts payable and accrued liabilities	3,674,219	-	-	-
Loans from related parties	2,401,735	-	-	-
Total	9,575,954	-	-	-

(c)	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.  The Company utilizes financial derivatives to manage certain market risks.  All such transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors.

(d)	Foreign Currency Exchange Risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates.  Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars.  Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified.  The Company had no forward exchange rate contracts in place as at or during the six months ended June 30, 2010.

The accompanying notes are an integral part of these consolidated financial statements

The Company was exposed to the following foreign currency risk at June 30, 2010:

Expressed in foreign currencies – June 30, 2010	USD
$
Cash and cash equivalents	172,366
Accounts receivable	66,993
Accounts payable and accrued liabilities	(116,385)
Balance sheet exposure	122,974

NOTE 18 – FINANCIAL INSTRUMENTS, RISK MANAGEMENT AND CAPITAL MANAGEMENT STRATEGY (continued)

The following foreign exchange rates applied for the six months ended and as at June 30, 2010:

Year to date average US dollar to Canadian dollar	1.0346
June 30, reporting date rate	1.0646

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the following currencies against the Canadian dollar would result in the decrease of net loss of $13,092 at June 30, 2010. For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

(e)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates.  Financial instruments that potentially subject the Company to interest rate risk include cash and cash equivalents and bank line of credit. Presently, the Company is exposed to interest rate cash flow risk as it holds cash and cash equivalents with variable interest rates. A change in market interest rates on the average balance of interest-bearing cash and cash equivalents will impact net loss during the period. Based on the average balance of interest-bearing cash and cash equivalents during the six months ended June 30, 2010, an increase or decrease of 25 basis points in interest rates, with all other variables held constant, would not have a significant impact on net loss. The Company is not exposed to any interest rate fluctuations on its credit facility because it bears a fixed rate of interest.  The Company had no interest rate swaps or financial contracts in place at or during the six months ended June 30, 2010.

(f)	Commodity Price Risk

Commodity price risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for oil and natural gas are impacted by world economic events that dictate the levels of supply and demand.  The Company has attempted to mitigate commodity price risk through the use of financial derivative sales contracts.

The accompanying notes are an integral part of these consolidated financial statements

At June 30, 2010, the Company had the following risk management contract outstanding:

Product	Period	Production	Fixed Price	Index Price
Gas	July 2010 to October 2010	600 GJ/day	$3.94/GJ	Station 2 Gas Daily Daily Index

For the six months ended June 30, 2010, the Company recognized in income a realized gain of $50,439 on the risk management contracts (2009 - $289,561).

(g)	Capital Management Strategy

The Company’s policy on capital management is to maintain a prudent capital structure so as to maintain financial flexibility, preserve access to capital markets, maintain investor, creditor and market confidence, and to allow the Company to fund future development.  The Company considers its capital structure to include share capital, cash and cash equivalents, bank line of credit and bridge loan, loans from related parties, and working capital.  In order to maintain or adjust capital structure, the Company may from time to time issue shares or enter into debt agreements and adjust its capital spending to manage current and projected operating cash flows and debt levels.

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future.  There have been no changes to the Company’s capital management strategy during the six months ended June 30, 2010.

NOTE 19 – SUBSEQUENT EVENT

Derivative Financial Instruments

The Company uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and provide the Company with downside protection insurance on the decrease of commodity prices.

Subsequent to June 30, 2010, the Company purchased the following put options, allowing the Company the right, but not the obligation, to sell Western Texas Instrument (“WTI”) crude oil:

Crude oil Contract	Contract Month	Volume	Price per barrel
WTI Crude oil put options	September 2010	7,000 barrels per month	US$	70
WTI Crude oil put options	October 2010	7,000 barrels per month	US$	70
WTI Crude oil put options	November 2010	7,000 barrels per month	US$	70
WTI Crude oil put options	December 2010	7,000 barrels per month	US$	70

In addition, the Company sold the following written call options, allowing the purchaser the right, but not the obligation, to buy Western Texas Instrument (“WTI”) crude oil:

Crude oil Contract	Contract Month	Volume	Price per barrel
WTI Crude oil call options	October 2010	5,000 barrels per month	US$	90
WTI Crude oil call options	November 2010	5,000 barrels per month	US$	90
WTI Crude oil call options	December 2010	5,000 barrels per month	US$	90

The accompanying notes are an integral part of these consolidated financial statements